20549-0408

                                    March 22, 2005


Merrill W. Sherman
President
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, Rhode Island  02903

Re: Bancorp Rhode Island, Inc.
       Form S-3, filed February 23, 2005
       File Number 333-122968

Dear Mr. Sherman:

      We have given a full review to the Form S-3 and related 1934 Act filings filed by Bancorp Rhode Island, Inc. and have the following comments. Where indicated, we think these document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Our Growth - page 1

1. Please revise this section to provide balanced financial information or delete it. Where you provide compound, five year cumulative figures also show this information on an annual basis. We note in this regard that net income between 2002 and 2003 declined, your interest rate spread declined in almost every year and both your return on average assets and equity have declined.

Expanding Our Branch Network - page 4

2. You discuss opening 2 new locations in the last sentence. Your graphic on the inside cover page shows three new locations.
Please
reconcile this information.

Recent Developments - page 4

3. Please identify the leasing company you are acquiring.

Use of Proceeds - page 5

4. Here and on page 14 disclose the extent to which proceeds will be placed at the holding company and bank level. Also quantify the amount of proceeds that will be used to build new facilities, if correct, indicating whether the amounts will be paid at the holding company or bank level. On page 14 you seem to indicate that this will be a use of proceeds.

Risk Factors - page 8

5. Either delete the sentence in the preamble about "additional risks," or expand it into a separate risk factor. You are required to describe all risks.

6. A number of your risk factors do not describe a risk particular to your company. To the extent retained, describe the specific risk or level of risk that you face or state that you are not aware of any specific risk. For example, quantify the specific interest rate risk that you describe at the bottom of page 8. Note also, for example, at the first risk factor on page 10, the third and fourth risk factors on page 11 and the first and second on page 12.

Legal Matters, page 22

7. Please provide the address of counsel passing on legality.  See
paragraph 23 of     Schedule A to the 1933 Act.

Documents Incorporated by Reference, page 23

8. You cannot incorporate past proxy statements.  Please revise.


				* * * * *






      As appropriate, please amend your registration statement in
response to these comments.    You may wish to provide us with
marked
copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.








      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to David Lyon at 202-942-1796, or to me at 202-942-1874.

Sincerely,



Mark Webb
      Legal Branch Chief



By fax: Margaret D. Farrell
             Fax number: 401-277-2000









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Bancorp Rhode Island, Inc.
Page 4